UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number: 001-32846

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CRH Americas 401K PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRH, plc

Belgard Castle, Clondalkin

Dublin 22, Ireland

The securities may be represented by American Depositary Shares evidenced by American Depositary Receipts issuable on deposit of the securities.

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits

3.	Statement of Changes in Net Assets Available for Benefits

4.	Notes to Financial Statements

5.	Supplemental Schedule

Exhibits.     The following exhibit is filed as a part of this annual report:

Exhibit 23.1 Consent of Crowe LLP

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CRH Americas 401K PLAN

Date: June 29, 2020	/s/ Gary Hickman
Gary Hickman, Senior VP, CRH Americas, Inc, and
Member, Benefit Plans Administrative Committee

Crowe LLP Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Plan Participants, Plan Administrator, and Investment Committee

of the CRH Americas 401(k) Plan

Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of CRH Americas 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Continued)	3 ..

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held At End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the CRH Americas 401(k) Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe LLP

We have served as the Plan’s auditor since 2011.

South Bend, Indiana

June 29, 2020

4 ..

CRH Americas 401(k) PLAN

Atlanta, Georgia

FINANCIAL STATEMENTS

December 31, 2019 and 2018

ANNUAL REPORT ON FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2019

Signatures

Exhibit:

23.1	Consent of Crowe LLP, Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

CRH Americas 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

	2019	2018
Investments, at fair value (Note 4)	$3,062,931,960	$2,348,653,614
Cash (non-interest bearing)	—	175,973,333

Receivables
Notes receivable from participants	45,091,919	38,131,218
Employer profit sharing contributions	70,439,379	58,884,498
Employer matching contributions	812,332	361,987
Participant contributions	1,393,307	732,277

Total receivables	117,736,937	98,109,980

NET ASSETS AVAILABLE FOR BENEFITS	$3,180,668,897	$2,622,736,927

See accompanying notes to financial statements.	7 ..

CRH Americas 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2019

Additions to net assets available for benefits attributable to:
Investment income (loss)
Interest and dividends	$37,165,977
Net appreciation in fair value of investments	546,728,764

Total investment income (loss)	583,894,741

Interest income on notes receivable from participants	2,275,950

Contributions
Employer	137,203,293
Participant	127,266,729
Rollover	20,897,998

Total contributions	285,368,020

Total additions	871,538,711

Deductions from net assets available for benefits attributable to:
Benefits paid to participants	321,686,502
Administrative expenses	1,644,429

Total deductions	323,330,931

Net increase prior to transfers in	548,207,780

Net transfers in (Note 1)	9,724,190

Net increase	557,931,970

Net assets available for benefits
Beginning of year	2,622,736,927

End of year	$3,180,668,897

See accompanying notes to financial statements.	8 ..

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 - DESCRIPTION OF PLAN

The following description of the CRH Americas 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan‘s provisions.

General: The Plan is a multiple – employer defined contribution Plan covering employees of CRH Americas, Inc. and certain subsidiaries (collectively referred to as the “Company”) who are 18 years old or older and who have completed 90 days of eligibility service. Eligibility for Company contributions requires one year or 1,000 hours of service along with the age requirements. However, certain participating employers of the Plan have different eligibility requirements as detailed in the Plan documents. CRH Americas, Inc. is the US subsidiary of CRH PLC. The US Subsidiary changed names from Oldcastle Inc. to CRH Americas, Inc. on April 1, 2018. The plan subsequently changed names from Oldcastle 401(k) Plan to CRH Americas, 401(k) Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan and subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution Plans.

Participants hired on or after January 1, 2015 are automatically enrolled at a 4% of eligible compensation contribution rate upon meeting the plan eligibility and will have the opportunity to change this amount or opt out per the plan rules.

The Company generally matches 100% up to 4% of the base compensation that a participant contributes to the Plan. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. A discretionary Profit Sharing contribution was made related to the 2019 plan year following the end of the plan year and is shown as a receivable on the statement of net assets available for benefits. Certain participating employers of the Plan have different employer matching, non-elective contribution and profit sharing contribution formulas. Contributions are subject to certain limitations. Plan participants direct the investment of their contributions and the employer matching, non-elective and profit sharing contributions into the various investment options offered by the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s own contributions and an allocation of (a) the Company’s matching contributions, (b) Plan earnings, and (c) the Company’s employer profit sharing contributions, if any, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Vesting: Participants are immediately vested in their contributions and the matching contributions plus actual earnings thereon. Vesting in the profit sharing contributions, plus earnings thereon, is generally based on a five-year graded schedule at 20% per year, though some participating employers have other vesting schedules for the profit sharing accounts, as detailed in the Plan documents. For non-elective contributions, certain participating employers of the Plan have different vesting schedules as detailed in the Plan documents.

(Continued)	9 ..

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account in monthly, quarterly, or annual installments. For termination of service for other reasons such as in-service and hardship withdrawals, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Notes Receivable from Participants: Participants may borrow from their pretax and rollover accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their pretax and rollover account balance, whichever is less. The loans are secured by the balance in the participant’s account. The interest rate charged to the participant on a loan is updated quarterly and effective on the first business day of the next calendar quarter. The rate is based on the Reuters prime rate with specific deltas. The delta rate is one percent added to, or subtracted from, the prime rate. Principal and interest are paid through payroll deductions.

Forfeitures: Participant forfeitures of Company profit sharing contributions are used to offset Plan expenses or future Company profit sharing contributions. Management plans to use approximately $2,500,000 of forfeitures to fund contributions in 2020 related to the Plan year 2019. As of December 31, 2019, and 2018, the forfeiture account balance was $1,793,979 and $1,541,094, respectively.

Plan Mergers: There was a merger of one defined contribution plan; the EOCN Company 401(k) and Profit Sharing Plan effective June 1, 2019 with net assets of $4,917,903. Furthermore, there were loans associated with previously acquired companies whose associated loans of $4,806,287 were transferred into the Plan in 2019.

Subsequent Events: There have been two subsequent mergers, each effective June 16, 2020, that consist of the Granite Precast 401(k) and Primex Manufacturing Corp. 401(k) Plan with assets of $1,653,192 and $210,551, respectively.

The Plan implemented the distribution and loan deferment portions of the CARES Act. Furthermore, effective June 1, 2020, the Plan reduced the employer match from 4% to 2%.

Subsequent to year-end, the United States and global markets experienced significant declines in value resulting from uncertainty caused by the world-wide coronavirus pandemic. The Plan is closely monitoring its investment portfolio and its liquidity as a result of these declines. The Plan’s financial statements do not include adjustments to fair value that have resulted from these declines.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Cash: Cash consists of highly liquid investments with an original maturity of three months or less.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value as further described in Note 4. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

(Continued)	10 ..

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan holds various investments. These investments are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Administrative and Investment Management Expenses: Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer profit sharing contributions and earnings thereon.

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

(Continued)	11 ..

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Level 2: Significant other observable inputs other than Level 1 price such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Company Common Stock: The fair value of CRH public limited company common stock is determined by obtaining quoted prices from a nationally recognized exchange (Level 1 input).

Self-Directed Brokerage Accounts: The fair value of investments held in the brokerage accounts (which consist primarily of common stock and mutual funds) are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Collective Trusts: The fair values of participation units held in collective trusts are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices. Each collective trust held provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement. The underlying investments for the funds differ based on the investment strategy for each fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)	12 ..

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis are summarized below.

		Fair Value Measurements At December 31, 2019, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments
CRH plc common stock	$39,749,856	$—	$—	$39,749,856
Mutual funds	830,974,354	—	—	830,974,354
Self-directed brokerage accounts	22,112,896	—	—	22,112,896

Total assets in fair value hierarchy	892,837,106	—	—	892,837,106

Investments measured at net asset value*	—	—	—	2,170,094,854

Investments at fair value	$892,837,106	$—	$—	$3,062,931,960

There were no significant transfers between Level 1 and Level 2 during 2019.

		Fair Value Measurements At December 31, 2018, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments
CRH plc common stock	$27,564,943	$—	$—	$27,564,943
Mutual funds	669,080,510	—	—	669,080,510
Self-directed brokerage accounts	17,657,759	—	—	17,657,759

Total assets in fair value hierarchy	714,303,212	—	—	714,303,212

Investments measured at net asset value*	—	—	—	1,634,350,402

Investments at fair value	$714,303,212	$—	$—	$2,348,653,614

*

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of mutual funds managed by Fidelity Investments, an affiliate of the Plan trustee, shares of collective trust funds issued by Fidelity Institutional Asset Management (FIAM), an affiliate of Fidelity Investments, and a stable value fund issued by Fidelity Management Trust Company, the Plan trustee. These transactions qualify as party-in-interest transactions.

(Continued)	13 ..

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

Actual fees paid by the Plan for recordkeeping services to an affiliate of the trustee also qualify as party-in-interest transactions. Such costs are included in administrative expenses in the accompanying financial statements. Investment management fees are paid by the Plan to investment managers, which are parties in interest, and that these expenses are reflected in the financial statements as a reduction of the return on the Plan’s investments.

The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest investments. As of December 31, 2019 and 2018, the Plan held 985,536 and 1,046,015 shares of common stock of CRH plc valued at $39,749,856 and $27,564,943, respectively. The Plan also received dividends of $817,364 during 2019 on this common stock, and had realized gains on the sale of common stock of $1,259,248. As CRH Americas, Inc. is a division of CRH plc, this investment and transactions therein are considered to be party-in-interest investments and transactions.

NOTE 6 - TAX STATUS

By letter dated January 27, 2015, the Internal Revenue Service (IRS) has determined that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. Subsequent to the issuance of this determination letter, the plan was amended. However, plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, management believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018, to the Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$3,180,668,897	$2,622,736,927
Deemed distributions	(1,284,446)	(1,033,334)
Employer receivables not included on the 5500	(71,251,632)	(59,241,906)
Employee receivables not included on the 5500	(1,393,193)	(723,107)
Transfers in process	—	(175,965,898)
Other	2,411,113	(836,040)

Net assets per Form 5500	$3,109,150,739	$2,384,936,642

(Continued)	14 ..

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2019 per the financial statements to the net income reported in the 2019 Form 5500:

Increase in net assets available for benefits per the financial statements	$557,931,970
Change in deemed distributions	(251,112)
Change in other	3,225,969
Transfers in process	175,973,333
Employer receivables for 2019 not included on the 5500	(71,251,632)
Employee receivables for 2019 not included on the 5500	(1,393,193)
Employer receivables for 2018 included on the 5500	59,246,485
Employee receivables for 2018 included on the 5500	732,277

Net increase plus transfer of assets to this plan per Form 5500	$724,214,097

(Continued)	15 ..

SUPPLEMENTAL SCHEDULE

CRH Americas 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2019

Name of Plan sponsor: CRH Americas, Inc.

Employer identification: 95-3298140

Three-digit Plan number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collaterial Par or Maturity Date	(d) Cost	(e) Current Value
		Mutual Funds
	Prudential	Small Co	#	$28,851,291
	Harbor	Harbor Capital App Fund Institutional	#	173,845,526
	MFS	Value Fund	#	82,887,903
	Eagle	Mid Cap Growth I	#	49,474,411
	Diamond Hill	Small Mid Cap I	#	25,822,457
	Target	Small Cap Value Fund	#	15,837,846
	American Fund	EuroPac Growth R6	#	78,470,803
*	Fidelity Distribution Corp (FDC)	US Bond Index Fund	#	27,420,146
	Western	Western Asset Core Plus Bond	#	26,591,807
*	Fidelity Distribution Corp (FDC)	Fidelity Government Money Market Fund	#	498,311
*	Fidelity Distribution Corp (FDC)	Fidelity 500 Index Fund	#	202,129,313
*	Fidelity Distribution Corp (FDC)	Fidelity Global ex U.S. Index Fund	#	4,941,217
*	Fidelity Distribution Corp (FDC)	Fidelity Mid Cap Index Fund	#	62,944,898
*	Fidelity Distribution Corp (FDC)	Fidelity Small Cap Index Fund	#	51,258,425

		Collective Trusts
*	Fidelity Inst Asset Mgmt Trust Co	FIAM Blend Target Date Fund INC	#	8,504,505
*	Fidelity Inst Asset Mgmt Trust Co	FIAM Blend Target Date Fund 2005	#	6,185,925
*	Fidelity Inst Asset Mgmt Trust Co	FIAM Blend Target Date Fund 2010	#	14,626,258
*	Fidelity Inst Asset Mgmt Trust Co	FIAM Blend Target Date Fund 2015	#	56,835,305
*	Fidelity Inst Asset Mgmt Trust Co	FIAM Blend Target Date Fund 2020	#	247,971,469
*	Fidelity Inst Asset Mgmt Trust Co	FIAM Blend Target Date Fund 2025	#	377,981,222
*	Fidelity Inst Asset Mgmt Trust Co	FIAM Blend Target Date Fund 2030	#	366,871,477
*	Fidelity Inst Asset Mgmt Trust Co	FIAM Blend Target Date Fund 2035	#	303,618,985
*	Fidelity Inst Asset Mgmt Trust Co	FIAM Blend Target Date Fund 2040	#	214,268,210
*	Fidelity Inst Asset Mgmt Trust Co	FIAM Blend Target Date Fund 2045	#	177,124,778
*	Fidelity Inst Asset Mgmt Trust Co	FIAM Blend Target Date Fund 2050	#	104,175,444
*	Fidelity Inst Asset Mgmt Trust Co	FIAM Blend Target Date Fund 2055	#	61,206,434
*	Fidelity Inst Asset Mgmt Trust Co	FIAM Blend Target Date Fund 2060	#	21,688,019
*	Fidelity Inst Asset Mgmt Trust Co	FIAM Blend Target Date Fund 2065	#	1,936,209
	IR&M LLC	IR+M Core Bond	#	26,555,560
*	Fidelity Management Trust Co	Managed Income Portfolio II Fund	#	180,545,054

		Company Stock
*	CRH plc	Common Stock	#	39,749,856

		Other
	Various	Self-Directed Brokerage Accounts	#	22,112,896
*	Plan participants	Notes Receivables interest rates at 3.25% to 10.50% with maturities ranging until December 2029	#	43,807,473

				$3,106,739,433

*	Indicates a permitted party-in-interest.
#	Cost information is not required for participant-directed investments and, therefore, has not been included in this schedule.

17 ..

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm